Filed pursuant to Rule 253(g)(2)

File No. 024-11377

This Supplement No. 4, dated May 3, 2022 (which we refer to as “this supplement”), supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”), dated January 7, 2022, of Landa App, LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” or “our company”), as supplemented. The purpose of this supplement is to update certain lease information for the following Series (the “Updated Series”):

●	Landa App LLC - 7349 Exeter Court Riverdale GA LLC

The purpose of this supplement is also to update information relating to the Property underlying Landa App LLC - 729 Winter Lane Jonesboro GA LLC and the Property underlying Landa App LLC - 8659 Ashley Way Douglasville GA LLC.

SUPPLEMENT NO. 4 DATED MAY 3, 2022 TO OFFERING CIRCULAR DATED JANUARY 7, 2022

LANDA APP LLC

6 W. 18th Street

New York, NY 10011

(646) 905-0931

Landa.app

CURRENT AND PREVIOUS SERIES OFFERINGS

New Lease Agreements and Renewals

The table below (the “Update Table”) shows key information related to each Updated Series and its underlying Property. The information in the Update Table supersedes any contrary previous information contained in the Master Series Table included in the Offering Circular, which can be found here; all other information in the Offering Circular is otherwise unchanged. In addition, please see the sections entitled “Description of the Properties” and “Use of Proceeds” included in the Offering Circular for more information regarding each of the Updated Series.

The tenant occupying the Property located 7349 Exeter Court, Riverdale, GA 30296 has informed the Manager that they intend to renew their Lease Agreement for this Property. The expected terms of the renewed Lease Agreement are set forth in the table below.

Series	Address	Lease Commencement Date	Monthly Rental Income (1)	Lease Expiration Date (2)
Landa App LLC - 7349 Exeter Court Riverdale GA LLC	7349 Exeter Court, Riverdale, GA 30296	05/01/2022	$1,150	04/30/2023

(1)	The Monthly Rental Income reflects the monthly rental payment set forth in the Lease Agreement.

(2)	After the Lease Expiration Date, the Lease Agreement will become a month-to-month lease, unless the tenant provides written notice at least thirty (30) days prior to the Lease Expiration Date of an intention to terminate the Lease Agreement.

The foregoing is a summary of the expected terms of the renewed Lease Agreement and does not purport to be a complete description of such terms.

Lease Non-Renewals

The Manager has elected not to renew the Lease Agreement for the Property located at 729 Winter Lane, Jonesboro, GA 30238 with the current tenant. The tenant is currently in the process of vacating this Property. As of the date of this report, the Manager has not identified a new tenant to enter into a Lease Agreement for this Property. This Property will not earn any income and the Manager will not earn its Management Fee until the Manager enters into a new Lease Agreement with a tenant for this Property.

The tenant occupying the Property located 8659 Ashley Way, Douglasville, GA 30134 vacated the Property prior to the term of the Lease Agreement (which expires on May 31, 2022). The tenant’s security deposit will be applied towards rental payment for the month of May. The Manager will collect a Management Fee for the month of May.